Lucy’s Water World Inc
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa # 707, Beijing, China 101318
775-851-7397 or 775-201-8331 fax

March 20, 2012
United States Security & Exchange Commission
Division of Corporate Finance
Attn: Reid Hooper
100 F Street, N.E.
Washington, DC 20549

Re:
Lucy’s Water World Inc.
Registration statement on Form S-1A
File No: 333-179012

Enclosed is our response to your comments of March 12, 2012.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Corey Chiu
Corey Chiu
President

March 12, 2012

Via E-mail

Corey Chiu
President, Director

Lucy’s Water World, Inc.
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa #707
Beijing, China 101318

RE:	Lucy’s Water World, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 7, 2012

File No. 333-179012

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.
We note your response to comment 1 in our letter dated February 28, 2012. However, we still note disclosure in your Plan of Distribution section stating that sales of your common stock by your selling security holders must be made at the fixed price of $0.02 until a market develops. Please revise to state that sales must be made at a fixed price for the duration of the offering.

Response: revised

Statement of Operations, page F-3

2.
We note your response to comment 7 in our letter dated February 28, 2012. Pursuant to Item 701 of Regulation S-K, please amend your filing to disclose the specific dates, i.e., day and month, which 50 million shares were issued and 1 million shares were issued. With respect to the 50 million shares issued, we note the issuance date provided in your prospectus, September 2011, does not include a specific day and is inconsistent with the date, October 31, 2011, provided in your response letter dated March 7, 2012. Also, as previously requested, provide us with a schedule showing your calculation of the weighted average number of shares outstanding.

Response: revised

Lucy's WaterWorld Inc.
Average Weighted Shares
11/1/2011
			Agreement
No.	Name	Shares	Date	Days	WA
1	LEE CHIA-CHENG	40,000	10/2/2011	30	25,000
2	LIANGTAO CUI	40,000	10/4/2011	28	23,333
3	JIAN ZHAO	20,000	10/5/2011	27	11,250
4	XIANSHENG DUAN	40,000	10/4/2011	28	23,333
5	JIANHUA WANG	20,000	10/5/2011	27	11,250
6	YING MAO	40,000	10/4/2011	28	23,333
7	ZHENG WANG	40,000	10/4/2011	28	23,333
8	LING HAN	20,000	10/5/2011	27	11,250
9	YUE XIAO	20,000	10/5/2011	27	11,250
10	GUANGMING ZOU	20,000	10/5/2011	27	11,250
11	BING HAN	20,000	10/5/2011	27	11,250
12	JIA CUI	20,000	10/5/2011	27	11,250
13	GUOQING XU	40,000	10/5/2011	27	22,500
14	WEI HAN	40,000	10/5/2011	27	22,500
15	FUAN HAN	40,000	10/5/2011	27	22,500
16	YUNXIA DONG	40,000	10/5/2011	27	22,500
17	YONG CHEN	20,000	10/5/2011	27	11,250
18	CHENG CHEN	40,000	10/5/2011	27	22,500
19	FAN FENG	20,000	10/5/2011	27	11,250
20	YING HAN	40,000	10/5/2011	27	22,500
21	XINQI WANG	20,000	10/4/2011	28	11,667
22	LISHA GAO	40,000	10/5/2011	27	22,500
23	LIHUI ZHU	40,000	10/5/2011	27	22,500
24	SHAN JIANG	40,000	10/5/2011	27	22,500
25	YING MA	40,000	10/4/2011	28	23,333
26	QIONG WU	20,000	10/4/2011	28	11,667
27	HONG JIANG	20,000	10/4/2011	28	11,667
28	TIN LI-FENG	20,000	10/6/2011	26	10,833
29	YONGXU FENG	40,000	10/5/2011	27	22,500
30	MEI HAN	40,000	10/6/2011	26	21,667
31	YIDAN LIU	20,000	10/5/2011	27	11,250
32	XINYA WANG	40,000	10/20/2011	12	10,000
33	LIANG XU	20,000,000	10/31/2011	1	416,667
34	COREY CHIU	30,000,000	10/31/2011	1	625,000
	Total	51,000,000			1,598,333